Exhibit 99.1

Contact: Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Products
Reports Loss on Sales Decline

ST. LOUIS, May 10, 2012 – Challenged by weak demand in its domestic markets, Allied Healthcare Products Inc. (NASDAQ: AHPI) reported a loss for the third quarter of fiscal year 2012 on a decline in sales.

Net income for the quarter ending March 31 was a negative $146,000, or negative 2 cents per basic and diluted share, versus net income of $60,000, or 1 cent per share, for the prior year. Sales for the quarter declined from about $11.3 million to $10.7 million, or about 5.3 percent, from the previous year.

For the first three quarters of the 2012 fiscal year, net income fell from almost $90,000, or 1 cent per basic and diluted share, to a negative $268,000, or a negative 3 cents per share. Sales for the first three quarters declined from about $34.7 million to $32.8 million, or about 5.5 percent, compared to the previous year.

The bright spot in the sales picture was international sales which increased about 12.9 percent over the previous year’s quarter and by about 6.4 percent for the first three quarters.

Commodity prices increased about 12.4 percent over the previous year. However, cost reduction projects in manufacturing offset increased material costs.

Allied will introduce cartridges that will facilitate use of its CO2 absorbent Litholyme® product in the fourth quarter of 2012, said Earl Refsland, Allied Healthcare Products president and chief executive officer.

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied product lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical product dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

	Three months ended,		Nine months ended,
	March 31,		March 31,
	2012	2011	2012	2011

Net sales	$10,702,421	$11,338,196	$32,778,824	$34,681,610
Cost of sales	8,377,307	8,729,823	25,312,756	26,712,541
Gross profit	2,325,114	2,608,373	7,466,068	7,969,069

Selling General and administrative expenses	2,555,649	2,494,806	7,883,631	7,780,116
Income (loss) from operations	(230,535)	113,567	(417,563)	188,953

Interest income	(5,692)	(8,150)	(21,984)	(23,692)
Interest expense	-	-	336	66
Other, net	10,297	24,421	36,446	67,931
	4,605	16,271	14,798	44,305

Income (loss) before provision for (benefit from) income taxes	(235,140)	97,296	(432,361)	144,648
Provision for (benefit from) income taxes	(89,353)	36,972	(164,297)	54,966
Net income (loss)	$(145,787)	$60,324	$(268,064)	$89,682

Net income (loss) per share - Basic	$(0.02)	$0.01	$(0.03)	$0.01

Net income (loss) per share - Diluted	$(0.02)	$0.01	$(0.03)	$0.01

Weighted average common shares outstanding - Basic	8,124,386	8,113,434	8,124,386	8,101,643

Weighted average common shares outstanding - Diluted	8,124,386	8,195,174	8,124,386	8,121,042

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ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	March 31, 2012	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$6,375,285	$6,512,887
Accounts receivable, net of allowances of $300,000	4,123,940	5,366,860
Inventories, net	10,338,003	10,553,289
Income tax receivable	-	95,578
Other current assets	665,404	213,745
Total current assets	21,502,632	22,742,359
Property, plant and equipment, net	9,307,647	8,660,507
Other assets, net	562,112	362,480
Total assets	$31,372,391	$31,765,346

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,588,091	$1,644,910
Other accrued liabilities	2,073,899	1,645,552
Deferred income taxes	499,417	512,572
Deferred revenue	286,750	688,200
Total current liabilities	4,448,157	4,491,234

Deferred revenue	-	114,700

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,427,878 shares issued at March 31, 2012 and June 30, 2011; 8,124,386 shares outstanding at March 31, 2012 and June 30, 2011	104,279	104,279
Additional paid-in capital	48,531,989	48,499,103
Accumulated deficit	(980,606)	(712,542)
Less treasury stock, at cost; 2,303,492 shares at March 31, 2012 and June 30, 2011	(20,731,428)	(20,731,428)
Total stockholders' equity	26,924,234	27,159,412
Total liabilities and stockholders' equity	$31,372,391	$31,765,346

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